                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4)

                              United Foods, Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                       Class A and Class B Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                 910365 30 3
                                 910365 10 5
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                             James I. Tankersley
                             Daniel B. Tankersley
                             Ten Pictsweet Drive
                         Bells, Tennessee 38006-0119
                                (901) 422-7600
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                              December 31, 1995
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
                              Page 1 of 8 Pages

                                 SCHEDULE 13D
CUSIP No. 910365 303                                         Page 2  of 8  Pages
910365 10 5

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Daniel B. Tankersley                                 SS# ###-##-####
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                    (a) /  /
                                                                                                                    (b) /  /
----------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              00
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        /  /
----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                               712,176 Class A Common Stock.  312,783 of these shares represent Class B Common Stock of the
                               Company which is convertible into Class A Common Stock on a one for one basis.
   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY
 OWNED BY EACH         -----------------------------------------------------------------------------------------------------------
REPORTING PERSON       9       SOLE DISPOSITIVE POWER
     WITH                      712,176 Class A Common Stock.  312,783 of these shares represent Class B Common Stock of the
                               Company which is convertible into Class A Common Stock on a one for one basis.
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               712,176 Class A Common Stock.  312,783 of these shares represent Class B Common Stock of the Company which is convertible into Class A Common Stock on a one for one basis.
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    /  /

----------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.4% Class A Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON

               IN
----------------------------------------------------------------------------------------------------------------------------------
                                               SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 910365 303                                         Page 3 of 8 Pages
910365 10 5

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Daniel B. Tankersley                                    SS# ###-##-####
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                    (a) /  /
                                                                                                                    (b) /  /
----------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              00
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   /  /

----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

                               312,783 Class B Common Stock
   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY
OWNED BY EACH          -----------------------------------------------------------------------------------------------------------
REPORTING PERSON       9       SOLE DISPOSITIVE POWER
     WITH
                               312,783 Class B Common Stock
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               312,783 Class B Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    /  /

---------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.3% Class B Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON

               IN
----------------------------------------------------------------------------------------------------------------------------------
                                               SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 910365 303                                           Page 4 of 8 Pages
910365 10 5

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              James I. Tankersley                                     SS# ###-##-####
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) /  /
                                                                                                                    (b) /  /

----------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              00
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   /  /

----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

                               1,221,328 Class A Common Stock
   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY                                         James I. Tankersley has no power to vote, and disclaims beneficial ownership
 OWNED BY EACH                                         of, shares owned by his spouse or children included herein.
REPORTING PERSON               1,332,087 Class A Common Stock
     WITH              -----------------------------------------------------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               1,221,328 Class A Common Stock
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                                                       James I. Tankersley has no power to dispose of, and disclaims beneficial ownership of, shares owned by his spouse and children included herein.
                               1,332,087 Class A Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,553,415 Class A Common Stock.  These shares represent Class B Common Stock of the Company which is convertible into
               Class A Common Stock on a one for one basis.
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    /  /

----------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               30.1% Class A Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON

               IN
----------------------------------------------------------------------------------------------------------------------------------
                                               SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 910365 303                                           Page 5 of 8 Pages
910365 10 5

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              James I. Tankersley                                     SS# ###-##-####
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) /  /
                                                                                                                    (b) /  /

----------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              00
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /

----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

                               1,221,328 Class A Common Stock
   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY                                         James I. Tankersley has no power to vote, and disclaims beneficial ownership
 OWNED BY EACH                                         of, shares owned by his spouse or children included herein.
REPORTING PERSON               1,332,087 Class A Common Stock
     WITH              -----------------------------------------------------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               1,221,328 Class A Common Stock
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                                                       James I. Tankersley has no power to dispose of, and disclaims beneficial ownership of, shares owned by his spouse and children included herein.
                               1,332,087 Class A Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,553,415 Class B Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    /  /

----------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               43.4% Class B Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON

               IN
----------------------------------------------------------------------------------------------------------------------------------
                                               SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement refers to Class A and Class B Common Stock of:

                               United Foods, Inc.
                               10 Pictsweet Drive
                          Bells, Tennessee  38006-0119

ITEM 2.  IDENTITY AND BACKGROUND.

         The information is provided below with respect to the reporting person.

         i.      (a)      Name:   Daniel B. Tankersley
                 (b)      Business Address:                 2611 Beech Bluff Road
                                                            Jackson, Tennessee  38301
                 (c)      Principal Occupation:             Vice Chairman and Director of United Foods, Inc.
                 (d)      Daniel B. Tankersley has never been convicted of a crime.
                 (e)      Daniel B. Tankersley has never been subject to a judgment, decree or final order in any civil proceeding.
                 (f)      Daniel B. Tankersley is a citizen of the United States.


         ii.     (a)      Name:   James I. Tankersley
                 (b)      Business Address:                 10 Pictsweet Drive
                                                            Bells, Tennessee  38006-0119
                 (c)      Principal Occupation:             Chairman of the Board and Chief Executive Officer of United
                                                            Foods, Inc.
                 (d)      James I. Tankersley has never been convicted of a crime.
                 (e)      James I. Tankersley has never been subject to a judgment, decree or final order in any civil proceeding.
                 (f)      James I. Tankersley is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         Daniel Tankersley purchased 46,892, 46,893 and 46,893 shares of the Class B Common Stock from Christan Tankersley Shaffer, Jonas Tankersley and Lee Tankersley, respectively, each of whom is an adult child of Daniel Tankersley. Daniel Tankersley executed a stock sale agreement in the form of Exhibit 1 with each of the sellers, pursuant to which Daniel Tankersley will pay a purchase price of $2.00 per share, or an aggregate purchase price of $281,356 for the 140,678 shares purchased by him, pursuant to a non-interest bearing promissory note. The entire amount of each promissory note will become due on January 1, 2001.

         In addition, Daniel Tankersley acquired an additional 6,153 of the Class B Common Stock through a gift from his wife.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each of Daniel Tankersley's children desired to divest his or her interest in the shares of the Class B Common Stock and Daniel Tankersley agreed to purchase all of the shares held by them. Daniel Tankersley's wife transferred all of her Class B Common Stock by gift to Daniel Tankersley.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

(i)

 (a)               Owner                           No. of Shares                         % of Shares
         --------------------               --------------------------           ---------------------------
         Daniel B. Tankersley               712,176  Class A (1.) Common         11.4%  Class A Common Stock
                                                       Stock

         Daniel B. Tankersley              312,783  Class B Common Stock                5.3% Class B
                                                                                        Common Stock

         (1.) 312,783 of these shares represent shares of Class B Common Stock which is convertible into class A Common Stock on a one for one basis.

 (b) The power to vote and dispose of the shares owned by Daniel B. Tankersley rests solely with him.

 (c)     None.

 (d)     Not applicable.

 (e)     Not applicable.

(ii)

 (a)                            Owner                      No. of Shares                   % of Shares
                      --------------------           --------------------------     ---------------------------
 Class A
 Common Stock
 (on conversion of
 Class B Common
 Stock)
                      James I. Tankersley                        1,221,328                             14.4%

                      Spouse                                         9,474                               .1%

                      Children                                   1,322,613                             15.6%

                      TOTAL                                      2,553,413                             30.1%

 Class B
 Common Stock
                      James I. Tankersley                        1,221,328                             20.7%

                      Spouse                                         9,474                               .2%

                      Children                                   1,322,613                             22.5%

                      TOTAL                                      2,553,415                             43.4%


 (b) The power to vote and dispose of the shares owned of record by James I. Tankersley, his spouse and children rests solely with the record owner in each case.

 (c)                  None.

 (d)                  Not applicable.

 (e)                  Not applicable.


ITEM 6.  CONTRACTS, ETC. WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT.

         1. Form of Stock Sale Agreement


                                   SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct as of this 5th day of January, 1996.



                                                   /s/ James I. Tankersley
                                                   ----------------------------
                                                   James I. Tankersley


                                                   /s/ Daniel I. Tankersley
                                                   ----------------------------
                                                   Daniel B. Tankersley

                                                                       EXHIBIT 1



                              STOCK SALE AGREEMENT

           THIS AGREEMENT entered into on the 31st day of December 1995, by and between JONAS D. TANKERSLEY, hereinafter called "Seller" and DANIEL B. TANKERSLEY, hereinafter called "Buyer";

           WHEREAS, it is the desire of the Buyer to purchase from Seller 46,893 shares of United Foods, Inc. Class B Common Stock, and it is the desire of the Seller to sell same to Buyer; and

           WHEREAS, it is necessary to reduce the terms of such sale to writing.

           IT IS, THEREFORE, AGREED as follows:

           1. The Buyer does hereby agree to purchase from the Seller 46,893 shares of United Foods, Inc. Class B Common Stock for the total sum of Ninety Three Thousand Seven Hundred Eighty Six Dollars ($93,786.00).

           2. The terms of such purchase are the payment of Ninety Three Thousand Seven Hundred Eighty Six Dollars ($93,786.00) on the 1st day of January, 2001. Buyer will execute a non-interest bearing promissory note in order to secure the payment agreed upon.

           3. It is further agreed that this agreement shall be implemented by execution of a promissory note which is incorporated herein and attached hereto, and by the delivery of the 46,893 shares of United Foods, Inc. Class B Common Stock.

           In witness whereof, the parties have set their hands to this agreement the day and year first above written.

                                        ________________________________________
                                        DANIEL B. TANKERSLEY, BUYER


                                        ________________________________________
                                        JONAS D. TANKERSLEY, SELLER

                              STOCK SALE AGREEMENT

           THIS AGREEMENT entered into on the 31st day of December 1995, by and between CHRISTAN T. SHAFFER hereinafter called "Seller" and DANIEL B. TANKERSLEY, hereinafter called "Buyer";

           WHEREAS, it is the desire of the Buyer to purchase from Seller 46,892 shares of United Foods, Inc. Class B Common Stock, and it is the desire of the Seller to sell same to Buyer; and

           WHEREAS, it is necessary to reduce the terms of such sale to writing.

           IT IS, THEREFORE, AGREED as follows:

           1. The Buyer does hereby agree to purchase from the Seller 46,892 shares of United Foods, Inc. Class B Common Stock for the total sum of Ninety Three Thousand Seven Hundred Eighty Four Dollars ($93,784.00).

           2. The terms of such purchase are the payment of Ninety Three Thousand Seven Hundred Eighty Four Dollars ($93,784.00) on the 1st day of January, 2001. Buyer will execute a non-interest bearing promissory note in order to secure the payment agreed upon.

           3. It is further agreed that this agreement shall be implemented by execution of a promissory note which is incorporated herein and attached hereto, and by the delivery of the 46,892 shares of United Foods, Inc. Class B Common Stock.

           In witness whereof, the parties have set their hands to this agreement the day and year first above written.

                                        ________________________________________
                                        DANIEL B. TANKERSLEY, BUYER


                                        ________________________________________
                                        CHRISTAN T. SHAFFER, SELLER

                              STOCK SALE AGREEMENT

           THIS AGREEMENT entered into on the 31st day of December 1995, by and between LEE W. TANKERSLEY hereinafter called "Seller" and DANIEL B. TANKERSLEY, hereinafter called "Buyer";

           WHEREAS, it is the desire of the Buyer to purchase from Seller 46,893 shares of United Foods, Inc. Class B Common Stock, and it is the desire of the Seller to sell same to Buyer; and

           WHEREAS, it is necessary to reduce the terms of such sale to writing.

           IT IS, THEREFORE, AGREED as follows:

           1. The Buyer does hereby agree to purchase from the Seller 46,893 shares of United Foods, Inc. Class B Common Stock for the total sum of Ninety Three Thousand Seven Hundred Eighty Six Dollars ($93,786.00).

           2. The terms of such purchase are the payment of Ninety Three Thousand Seven Hundred Eighty Six Dollars ($93,786.00) on the 1st day of January, 2001. Buyer will execute a non-interest bearing promissory note in order to secure the payment agreed upon.

           3. It is further agreed that this agreement shall be implemented by execution of a promissory note which is incorporated herein and attached hereto, and by the delivery of the 46,893 shares of United Foods, Inc. Class B Common Stock.

           In witness whereof, the parties have set their hands to this agreement the day and year first above written.

                                        ________________________________________
                                        DANIEL B. TANKERSLEY, BUYER


                                        ________________________________________
                                        LEE W. TANKERSLEY, SELLER